UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2020

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the (i) Registrant’s Notice of Extraordinary General Meeting of Shareholders to be held on Tuesday, January 28, 2020 (the “Meeting”), Proxy Statement and Proxy Card for the Meeting, and (ii) voting instruction form which will be sent to holders of American Depositary Shares by The Bank of New York Mellon.

Only shareholders of record who hold Ordinary Shares, no par value, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on January 6, 2020, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File Nos. 333-233724, 333-235367 and 333-235368) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Tuesday, January 28, 2020.

99.2	Voting Instruction Form for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: January 2, 2020

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